

OFFERING MEMORANDUM

facilitated by



MCC, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	MCC, LLC
State of Organization	MA
Date of Formation	02/02/2021
Entity Type	Limited Liability Company
Street Address	67 Champeaux Rd, Brimfield MA, 01010
Website Address	https://macannabisco.com/

(B) Directors and Officers of the Company

Key Person		Angela Bradway
Position with the Company		
	Title	Founder CEO
	First Year	2021
Other business experience (last three years)		2020 Founder CEO, Canna Management LLC, Responsibilities: Responsible for the strategizing, organizing, and directing of the company's operations and programs.

- Develops and implements consistent inventory and cost accounting policies, procedures, and operational reporting/metrics. The management will oversee and report on company results to the board as well as analyses and business results.

- [KG1] Provides leadership to and manages the efforts of site staff to ensure appropriate support of all departments.

- Supervises the development of operations-based financial modeling.

- Coordinates and leads annual budget reviews, monthly and quarterly reviews, and periodic forecast updates with operational and senior management for all locations.

- Approves major systems implementations related to cost and inventory control.

- Ensures a highly qualified, diverse staff is retained, It is up to the management board to hire qualify staff and retain. The board of directors ensures this is happening and provides guidance, provides career coaching, growth, and personal development for direct/indirect report employees. It is up to the management to hire a qualify staff and retain. The board of directors ensures this is happening and provides guidance.

- Ensures that services and funding relationships are robust enough to meet or exceed strategic goals and objectives.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Angela Bradway	99%

(D) The Company's Business and Business Plan

OUR VALUES

- Elegantly Refined Compassionate Cannabis Care

- Wellness Advisers will educate consumers about Cannabis, different strains, methods of intake, and safety precautions. Compassionate Care approach accommodate individual needs and preferred effect

- Satisfy our customers with reliable superior quality, value, and service. Offering discreet delivery with eco friendly vehicles

- Appreciate, value, and develop each employees' diverse talents, initiative and leadership

- Act with uncompromising honesty and integrity in everything we do

- Educate and employ members of the community and will conduct annual job fairs for locals looking for work in the Cannabis Industry

- Directly make a social impact supporting Women in the Cannabis Industry

- Agility and inItiative to strive in the competitive industry balanced with creative thinking and strategic planning

- Desire to change the status quo by encouraging research and education efforts to reduce the stigma

- Reducing stigma by empowering and educating rather than shaming. Continuously educating the community on safe Cannabis use

- Leading with compassion and empathy. We care about all of our stakeholders. We value our relationships and will strive to succeed beyond expectations. Empowering people to build a better future for the community

- Appreciate, value, and develop each employees' diverse talents, initiative and leadership

Our Mission

Our mission at MCC is to deliver proven high-quality cannabis strains safety, affordably, and ethically while simultaneously creating meaningful relationships with our customers, partners, employees, and the community.

- We are directly inspiring social impact and equity efforts in Massachusetts by employing and empowering women, disabled women, minority women, veterans, social equity participants, and economic empowerment participants in the MA Cannabis Control Commissions (CCC)

program.
- MCC will become vertically integrated to maximize our impact, access, and value.
- MCC Founder also Founded Canna Mgt. Creating a full circle of services, resources, and Cannabis networking events to connect with and source the best in the industry, increase our accessibility, Canna Mgt simultaneously promotes MCC
- Managing Board of Directors are highly recommended in the industry and own independent Companies that can directly help support MCC
- Directors participate in State and Country Advocacy Movements
- Reputable Partners with extensive experience in the Cannabis Industry.
- Directly creating and supporting local employment opportunities

The Team

Angela Bradway, Board Director

- Founder/CEO of Massachusetts Cannabis Company

- Serial Entrepreneur with proven track record for success.

- Actively involved with State and National advocacy for Cannabis and Women in Cannabis

- Passion for local community support

- Received multiple HCAs

- MA CCC Social Equity Program (SEP) participant

- Owner of Canna Management LLC Consulting

- Founder of MSEA (Massachusetts Social Equity Association)

- Founder of NJCSEA (New Jersey Cannabis Social Equity Association)

- Ambassador of Massachusetts for the Women's Cannabis Chamber of Commerce

- WCCC Advisory Board Member

- Board Member for Women of Color Scholarships

Adrienne Dean, ESQ, Managing Director of Compliance

- Founding Partner of A. Dean Law, PC - a woman-owned cannabis licensing and corporate law firm

- Specializes in Marijuana company licensing and regulatory matters in the Commonwealth of MA as well as representing start-ups in corporate law matters

- Successfully represented companies seeking marijuana licenses in the Commonwealth of MA

- Advised businesses on zoning and local permits

- Appeared before local governmental bodies in obtaining approvals

- Completed state license applications for medical and recreational marijuana licenses

- Guided clients through the inspection process
- Testified before state regulatory agency to advocate for change to regulations

Abigail Schnibbe, Managing Director of Operations

- Abigail is COO and a founding member of Plymouth Armor Group and has built the entire operation from the ground up.
- She has extensive knowledge of the industry including compliance, personnel management, and logistics operations.
- Additionally, she's responsible for professional development and the diversity and inclusion program.
- Founded and leads the MA Association for Cannabis Transports (MACT) and oversees the continued optimization for fleet management as well.

Dr. Uma Dhanabalan, MD MPH FAAFP MRO CMS, Managing Director of Community Wellness

- Dr. Dhanabalan is a highly-respected physician trained in Family Medicine and Occupational & Environmental Medicine from Harvard Medical School.
- Fellow of the American Academy of Family Physicians and a Diplomat Certified in Cannabis Medicine
- Dr. Dhanabalan is the founder / CEO of Global Health & Hygiene Solutions, whose mission is to promote wellness and prevent illness in the global and private sectors.
- She currently practices at Uplifting Health & Wellness in Cambridge, MA.
- She is dedicated to "Educating, Embracing, and Empowering" her patients while promoting cannabis as a treatment option.
- Dr. Dhanabalan believes that "Cannabis is not an entrance drug; it is an exit drug from pharmaceuticals and narcotics".
- Dr. Dhanabalan reviews medical records, medications, and bloodwork in family medicine and preventative wellness.
- Advocate of holistic treatments and provides Medical Marijuana Card exampinations.
- Dedicating 40-years experience as a Harvard graduate, Dr. Dhanabalan understand the human healing process with integrative cannabiology, functional endocannabiology, and cannabinoid medicine

Karen Golden, Managing Director of Human Resources

- Principal of Hollis HR LLC with over twenty years experience in HR and is certified as a Senior Professional in Human Resources (SPHR).
- Expanded her skills and knowledge into the cannabis industry since its legalization in MA and understands the synergies between Cannabis Control Commission compliance and Human Resources.

- Navigates through complexity hiring, background checks, and agent registrations.

- As a Notary Public for the Commonwealth of MA, Karen can assist clients in expediting the agent registration process.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 8 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$200,000
Offering Deadline	March 2, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Startup and location buildout	$188,000	$235,000
Mainvest Compensation	$12,000	$15,000
TOTAL	$200,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the [Educational Materials](#).

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.0 - 1.2%[2]
Payment Deadline	2029-04-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.2 x 1.8 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar month ending not more than thirty days after the end of the first calendar year after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.08%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 1.2% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$200,000	1.0%
$212,500	1.1%
$225,000	1.1%
$237,500	1.1%
$250,000	1.2%

[3] To reward early participation, the investors who contribute the first $100,000.0 raised in the offering will receive a 2.2x cap. Investors who contribute after $100,000.0 has been raised in the offering will receive a 1.8x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Class A Shares
Number of Shares Outstanding	0
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Voting
How these securities differ from the revenue sharing notes being offered to investors	Held for Founder and Investment

Name of Security	Class B Shares
Number of Shares Outstanding	148,000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Voting x1
How these securities differ from the revenue sharing notes being offered to investors	Held for Directors and Investors

Name of Security	Class C Shares
Number of Shares Outstanding	140,000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Non-voting
How these securities differ from the revenue sharing notes being offered to investors	Held for Directors and Investors

Name of Security	Class D Shares
Number of Shares Outstanding	250,000
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	Non-voting
How these securities differ from the revenue sharing notes being offered to investors	Held for Employees

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Angela Bradway	99%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by First Time Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "First Time Users" means a user of Mainvest.com who became a user only after the Offering was publicly listed on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Massachusetts Cannabis Company was established in February, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Massachusetts Cannabis Company forecasts the following milestones:

- Secure LOI in Boston, MA by February, 2022.
- Hire for the following positions by February, 2022:
    - Administrative Assistant, Technical Support, and Marketing Assistant
- Achieve 22.5 Million Dollars of revenue per year by year two.
- Achieve 32 Million Dollars of revenue per year by year three.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$0	$22,500,000	$32,000,000	$33,000,000	$35,000,000
Cost of Goods Sold	$13,725,000	$19,840,000	$16,500,000	$17,500,000	
Gross Profit	$0	$8,775,000	$12,160,000	$16,500,000	$17,500,000
EXPENSES					
SG&A	$689,788	$1,711,088	$1,777,989	$1,848,855	$1,924,543
HCA Fees	$0	$675,000	$960,000	$990,000	$1,050,000
Taxes (280e)	$0	$5,484,938	$7,713,600	$9,033,750	$9,581,250
Operating Profit	$-689,788	$903,974	$1,708,411	$4,627,395	$4,944,207

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

Because Banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via ACH returns, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,

MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V